# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Herc Holdings Inc., CIK 0001364479
CUSIP: 42704L104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 27500 Riverview Center Blvd., Bonita Springs, Florida (FL), 34134
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001409751

## Reporting persons
- Coliseum Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 780,184; sole dispositive power 0; shared dispositive power 780,184; aggregate amount beneficially owned 780,184 (2.3% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 660,036; sole dispositive power 0; shared dispositive power 660,036; aggregate amount beneficially owned 660,036 (2% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 530,580; sole dispositive power 0; shared dispositive power 530,580; aggregate amount beneficially owned 530,580 (1.6% of the class)
- Coliseum Capital Co-Invest IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 129,456; sole dispositive power 0; shared dispositive power 129,456; aggregate amount beneficially owned 129,456 (0.4% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 780,184; sole dispositive power 0; shared dispositive power 780,184; aggregate amount beneficially owned 780,184 (2.3% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 780,184; sole dispositive power 0; shared dispositive power 780,184; aggregate amount beneficially owned 780,184 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Herc Holdings Inc.
Address of issuer's principal executive offices: 27500 Riverview Center Blvd., Bonita Springs, Florida 34134

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC ("CCM"), Coliseum Capital LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Coliseum Capital Co-Invest IV, L.P. ("CCC IV"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton" and together with CCM, CC, CCP, CCC IV and Gray, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) CCC IV is a Delaware limited partnership; (v) Gray is a United States citizen; and (vi) Shackelton is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) CCM is the beneficial owner of 780,184 shares of common stock, $0.01 par value per share ("Common Stock"); (ii) CC is the beneficial owner of 660,036 shares of Common Stock; (iii) CCP is the beneficial owner of 530,580 shares of Common Stock; (iv) CCC IV is the beneficial owner of 129,456 shares of Common Stock; (v) Gray is the beneficial owner of 780,184 shares of Common Stock; and (vi) Shackelton is the beneficial owner of 780,184 shares of Common Stock.
Percent of class: (i) CCM - 2.3%; (ii) CC - 2.0%; (iii) CCP - 1.6%; (iv) CCC IV - 0.4%; (v) Gray - 2.3%; and (vi) Shackelton - 2.3%. The ownership percentage of each Reporting Person has been calculated based on an assumed total of 33,370,258 shares of Common Stock issued and outstanding as of February 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 17, 2026.
Sole power to vote or to direct the vote: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares for CCC IV; (v) 0 shares of Common Stock for Gray; and (vi) 0 shares of Common Stock for Shackelton.
Shared power to vote or to direct the vote: (i) 780,184 shares of Common Stock for CCM; (ii) 660,036 shares of Common Stock for CC; (iii) 530,580 shares of Common Stock for CCP; (iv) 129,456 shares of Common Stock for CCC IV; (v) 780,184 shares of Common Stock for Gray; and (vi) 780,184 shares of Common Stock for Shackelton.
Sole power to dispose or to direct the disposition: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares for CCC IV; (v) 0 shares of Common Stock for Gray; and (vi) 0 shares of Common Stock for Shackelton.
Shared power to dispose or to direct the disposition: (i) 780,184 shares of Common Stock for CCM; (ii) 660,036 shares of Common Stock for CC; (iii) 530,580 shares of Common Stock for CCP; (iv) 129,456 shares of Common Stock for CCC IV; (v) 780,184 shares of Common Stock for Gray; and (vi) 780,184 shares of Common Stock for Shackelton.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: CCM is the investment adviser to CCP and CCC IV, each of which is an investment limited partnership. CC is the General Partner of CCP and CCC IV. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP, CCC IV and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 530,580 shares of Common Stock; CCC IV is the record owner of 129,456 shares of Common Stock; and the Separate Account is the record owner of 120,148 shares of Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Coliseum Capital Management, LLC: /s/ Adam Cina, Adam Cina/Attorney-in-fact (02/17/2026)
- Coliseum Capital, LLC: /s/ Adam Cina, Adam Cina/Attorney-in-fact (02/17/2026)
- Coliseum Capital Partners, L.P.: /s/ Adam Cina, by: Coliseum Capital, LLC, its General Partner, Adam Cina/Attorney-in-fact (02/17/2026)
- Coliseum Capital Co-Invest IV, L.P.: /s/ Adam Cina, by: Coliseum Capital, LLC, its General Partner, Adam Cina/Attorney-in-fact (02/17/2026)
- Adam Gray: /s/ Adam Cina, Adam Cina/Attorney-in-fact (02/17/2026)
- Christopher Shackelton: /s/ Adam Cina, Adam Cina/Attorney-in-fact (02/17/2026)